Filed Pursuant to Rule 433 Registration Statement Number 333-189888 January 6, 2015
Royal Bank of Canada – Phoenix Autocallable Notes Linked to the Common Stock of Amazon.com, Inc.

Trade Details & Characteristics
Issuer:	Royal Bank of Canada (“RBC”)
Trade Date:	Expected to be January 9, 2015
Settlement Date:	Expected to be January 14, 2015
Reference Stock:	The common stock of Amazon.com, Inc. (the “Reference Stock”)
Coupon Barrier:	80% of the Initial Stock Price
Observation Dates:	Quarterly, on April 23, 2015, July 23, 2015, October 22, 2015 and January 22, 2016
Coupon Payment Dates:	Three business days following each Observation Date, except that the final Coupon Payment Date will be the maturity date.
Contingent Coupon Rate:
14.50% per annum. The Contingent Coupon will be paid on each Coupon Payment Date if (i) the closing price of the Reference Stock on the applicable Observation Date (other than the final Observation Date) or (ii) with respect to the final Observation Date, the Final Stock Price is at or above the Coupon Barrier.

Contingent Coupon:	$36.25 per $1,000 in principal amount of the Notes per quarter, if payable.
Call Feature:	The Notes will be automatically called if the closing price of the Reference Stock on any Observation Date (other than the final Observation Date) is greater than or equal to the Initial Stock Price.
Call Settlement Dates:	The Coupon Payment Date corresponding to the applicable Observation Date.
Trigger Price:	80% of the Initial Stock Price
Payment at Maturity:
If the Notes are not called and on the final Observation Date:
•    the Final Stock Price is greater than or equal to the Trigger Price, then you will receive a cash amount equal to the principal amount plus the Contingent Coupon otherwise due on the maturity date; or
•    the Final Stock Price is below the Trigger Price, then you will receive a cash amount equal to the principal amount x (1 + the Underlying Return).

Underlying Return:	Final Stock Price - Initial Stock Price Initial Stock Price
Initial Stock Price:	The closing price of one share of the Reference Stock on the trade date.
Final Stock Price:	The arithmetic average of the closing prices of one share of the Reference Stock on each of the Valuation Dates.
Valuation Dates:	January 15, 2016, January 19, 2016, January 20, 2016, January 21, 2016 and the final Observation Date
Maturity Date:	January 27, 2016
Fees and Commissions:	J.P. Morgan Securities LLC, acting as dealer, will receive from RBC Capital Markets, LLC, the agent, a fixed sales commission of 1.00% for each security it sells.
Return Profile
•
If the Reference Stock (or the Final Stock Price, in the case of the final Observation Date) does not decline to a level below the Coupon Barrier as of a given Observation Date, the Notes will pay the Contingent Coupon on the applicable Coupon Payment Date.

•
If the closing price of the Reference Stock on any Observation Date (other than the final Observation Date) is at or above the Initial Stock Price, the Notes will be automatically called at the principal amount plus the Contingent Coupon on the applicable Call Settlement Date.

•
If the Notes are not automatically called and the Final Stock Price has not declined from the Initial Stock Price by more than 20.00%, the Notes will pay the principal amount plus the Contingent Coupon.

•	You could lose your entire investment.
Product Risks
•
Investment may result in a loss of up to 100% of principal. If the Notes are not automatically called and the Final Stock Price is less than the Trigger Price, you will be fully exposed to the depreciation in the Reference Stock.

•
The Notes do not guarantee the payment of any coupons over their term.  You will not receive the Contingent Coupon in respect of any Observation Date where the closing price of the Reference Stock (or the Final Stock Price, in the case of the final Observation Date) is below the Coupon Barrier.

•	The return potential of the Notes is limited to the Contingent Coupons, and you will not participate in any appreciation in the price of the Reference Stock, which may be significant.
•
Although the return on the Notes will be based on the performance of the Reference Stock, the payment of any amount due on the Notes is subject to the credit risk of RBC. Investors are dependent on RBC’s ability to pay all amounts due on the Notes.

•	See next page for additional risks.
Hypothetical Scenario Analysis*

Hypothetical Payment upon Automatic Call or at Maturity*
Observation Dates Prior to the Final Observation Date			Final Observation Date
Reference Stock Price	Reference Stock Percentage Change at Observation Date	Payment on Coupon Payment Date or Call Settlement Date (as applicable)(1)(2)	Final Stock Price	Underlying Return at final Observation Date	Payment at Maturity(2)
$180.00	80.00%	$1,036.25	$180.00	80.00%	$1,036.25
$150.00	50.00%	$1,036.25	$150.00	50.00%	$1,036.25
$125.00	25.00%	$1,036.25	$125.00	25.00%	$1,036.25
$110.00	10.00%	$1,036.25	$110.00	10.00%	$1,036.25
$100.00	0.00%	$1,036.25	$100.00	0.00%	$1,036.25
$90.00	-10.00%	$36.25	$90.00	-10.00%	$1,036.25
$85.00	-15.00%	$36.25	$85.00	-15.00%	$1,036.25
$80.00	-20.00%	$36.25	$80.00	-20.00%	$1,036.25
$50.00	-50.00%	$0.00	$50.00	-50.00%	$500.00
$25.00	-75.00%	$0.00	$25.00	-75.00%	$250.00
$0.00	-100.00%	$0.00	$0.00	-100.00%	$0.00
* The graph and the table illustrate the hypothetical payments on the Notes for a $1,000 principal amount of Notes for a hypothetical range of performance of the Reference Stock, assuming an Initial Stock Price of $100.00. These hypothetical results set forth above are for illustrative purposes only. The actual payment at maturity will be based on the actual Initial Stock Price and the actual Final Stock Price. Any payment on the Notes is subject to RBC’s ability to pay its obligations as they come due. The numbers above have been rounded for ease of analysis.
(1) The Notes will be automatically called if the closing price of one share of the Reference Stock on any Observation Date (other than the final Observation Date) is greater than or equal to the Initial Stock Price.
(2) You will receive a Contingent Coupon in connection with an Observation Date if the closing price of one share of the Reference Stock on that Observation Date (or the Final Stock Price, in the case of the final Observation Date) is greater than or equal to the Coupon Barrier.

J.P. Morgan Securities LLC Placement Agent

Product Risks (continued)

•
Investors in the Notes could lose a substantial portion of their principal amount if there is a decline in the price of the Reference Stock. You will lose 1% of the principal amount of your Notes for each 1% that the Final Stock Price is less than the Initial Stock Price on the final Observation Date if the Notes are not automatically called and the Final Stock Price is less than the Trigger Price.

•
Investors may not receive payment of any Contingent Coupons over the term of the Notes.  You will not receive the Contingent Coupon in respect of any Observation Date where the closing price of the Reference Stock (or the Final Stock Price, in the case of the final Observation Date) on that Observation Date is below the Coupon Barrier.

•
The original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which RBC (or its affiliates), will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. You should be willing and able to hold your Notes to maturity.

•	As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the Reference Stock.

•
If the Notes are called early, there is no guarantee that you would be able to reinvest the proceeds in a comparable investment. Your holding period over which you could receive the per annum return could be as little as three months.

•
The Notes will not be listed on any securities exchange. RBC (or its affiliates) intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes when you wish to do so. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which RBC (or its affiliates) is willing to buy the Notes.

•
RBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging RBC’s obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of RBC are potentially adverse to your interests as an investor in the Notes.

•
In addition to the closing price of the Reference Stock, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including the actual and expected volatility of the Reference Stock, the time to maturity of the Notes, the dividend rate on the Reference Stock, interest and yield rates in the market generally, investors’ expectations with respect to the rate of inflation, geopolitical conditions and a variety of economic, financial, political, regulatory and judicial events that affect the Reference Stock, and our creditworthiness, including actual or anticipated downgrades in our credit ratings.

The risks set forth in the section entitled “Product Risks” above are only intended as summaries of some of the risks relating to an investment in the Notes. Prior to investing in the Notes, you should, in particular, review the “Product Risks” above, the “Selected Risk Considerations” section in the applicable free writing prospectus and the “Risk Factors” section of the product prospectus supplement, which set forth additional risks relating to an investment in the Notes.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer on the date the Notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

Disclaimer

Investment suitability must be determined individually for each investor, and the Notes described herein may not be suitable for all investors. The product described herein should generally be held to maturity as early sales could result in lower than anticipated returns and loss of principal. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This document is a summary of the terms of the Notes and factors that you should consider before deciding to invest in the Notes. RBC has filed a registration statement (including a free writing prospectus, product prospectus supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the free writing prospectus dated January 6, 2015, Product Prospectus Supplement TP-1 dated July 26, 2013, Prospectus Supplement dated July 23, 2013 and Prospectus dated July 23, 2013, to understand fully the terms of the Notes and other considerations that are important in making a decision about investing in the Notes. You may obtain these documents by phoning RBC Capital Markets, LLC toll-free at 1-866-609-6009. You may also access these documents without cost on the SEC Web site at www.sec.gov as follows:

Free Writing Prospectus dated January 6, 2015:

http://www.sec.gov/Archives/edgar/data/1000275/000121465915000139/f15150fwp.htm

Product Prospectus Supplement TP-1 dated July 26, 2013:

http://www.sec.gov/Archives/edgar/data/1000275/000121465913004111/c725133424b5.htm

Prospectus Supplement dated July 23, 2013:

http://www.sec.gov/Archives/edgar/data/1000275/000121465913004045/j716130424b3.htm

Prospectus dated July 23, 2013:

http://www.sec.gov/Archives/edgar/data/1000275/000121465913004043/f722130424b3.htm